Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

Three Months Ended
(All figures are in millions except per share data )	March 31, 2004
Average shares outstanding — Basic	36.2
Effect of dilutive securities:
Stock options	0.5

Average shares outstanding — Assuming dilution	36.7

Net income	$25.7
Earnings per share:
Basic	$0.71
Diluted	$0.70